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May 1, 2009

VIA EDGAR, UPS AND FACSIMILE—(202) 772-9202

Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director Ramin Olson, Attorney-Advisor John Fieldsend, Attorney-Advisor James Allegretto, Senior Assistant Chief Accountant Sarah Rottman, Assistant Chief Accountant
    Re:
    OpenTable, Inc.
    Registration Statement on Form S-1 (Registration No. 333-157034)

Ladies and Gentlemen:

        On behalf of OpenTable, Inc. (the "Company" or "OpenTable"), we are hereby filing Amendment No. 3 ("Amendment No. 3") to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on January 30, 2009 (the "Registration Statement"). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 3, three of which have been marked to show changes from the prior filing of the Registration Statement.

        In connection with our submission of this letter and the supplementally provided Memorandum of Response (the "Memorandum of Response"), we are respectfully requesting confidential treatment for the Memorandum of Response pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§ 200.83. The Memorandum of Response is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the Memorandum of Response.

        Amendment No. 3 has been revised to reflect the Company's responses to the comments received by facsimile on April 29, 2009 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted below.

General

  1.
  We note your responses to comments one, four, 23 through 25, and 42 in our letter dated February 27, 2009 in which you stated that you would resolve the issues relating to those comments before you request acceleration of the effective date of your registration statement. Currently, the issues in those comments remain unresolved. Therefore, we reissue those comments and request that you resolve the remaining issues as soon as possible to allow sufficient time for us to review any changes before you request that your registration statement becomes effective.

    Response:    The Company acknowledges the Staff's comment and advises the Staff that it will resolve the remaining issues as soon as possible to allow sufficient time for the Staff to review any changes before the Company requests that the Registration Statement becomes effective. With respect to matters regarding selling stockholders referenced in comments 4, 24 and 25 of the Staff's letter dated February 27, 2009, the Company has revised pages 97 through 100 to provide information regarding selling stockholder participation in the offering, including among other things, the number of shares offered.

Prospectus Summary, page 1

  2.
  We note your response to comment two in our letter dated March 31, 2009 and the supplemental information you filed on EDGAR as correspondence on April 13, 2009 regarding the support for your statement that there are approximately 30,000 reservation-taking restaurants in North America that seat approximately 600 million diners. In addition to this information, please also file on EDGAR as correspondence the rest of the supplemental information you provided us on March 13, 2009 in response to comments eight and 11 in our letter dated February 27, 2009.

    Response:    The Company acknowledges the Staff's comment and has filed the supplemental information provided in response to this comment on EDGAR as correspondence.

Risk Factors, page 9

  3.
  We note your response to comment three in our letter dated March 31, 2009. Please revise the heading of your last risk factor on page 18 to reflect the risk to you that the additional capital that you may need in the future, to which you already refer in the heading, may not be available to you.

    Response:    The Company has revised the disclosure on page 18 in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results....page 33

Common Stock Valuations, page 39

  4.
  Note that in the absence of contemporaneous cash transactions with independent third parties, or independent valuations, we look to the estimated initial public offering price as a leading indicator of value of your stock in the months prior to the filing of the initial public offering. Accordingly, if your anticipated initial public offering price is more than the estimated fair market value per share underlying any option as of the grant date, please explain to us and quantify the intervening economic events that occurred, operationally, financially or otherwise, between the issuance date of your stock options and the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, please provide us with details of any independent appraisals. Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

    Response:    Please see the Memorandum of Response to the Staff's comment, which the Company has supplementally provided to the Staff.

*****

        Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ PATRICK A. POHLEN Patrick A. Pohlen of LATHAM & WATKINS LLP

Enclosures

cc:
Jeffrey D. Jordan, OpenTable, Inc.
Matthew Roberts, OpenTable, Inc.
Kathleen M. Wells, Esq., Latham & Watkins LLP
Connie Y. Chen, Esq., Latham & Watkins LLP